YERBAÉ BRANDS CORP.

18801 N. Thomson Peak Parkway, Suite 380

Scottsdale, AZ 85255

July 30, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Yerbaé Brands Corp. (the “Company”) Registration Statement on Form 10-12G Filed July 2, 2024 File No. 000-56654

In connection with the Company’s Registration Statement on Form 10, filed on July 2, 2024, as amended on July 19, 2024 (the “Registration Statement”), the Company hereby requests acceleration of the effective date of the Registration Statement to 4:30 p.m. (Eastern time) on August 2, 2024 or as soon thereafter as possible.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

YERBAÉ BRANDS CORP.

/s/ Todd Gibson
Todd Gibson
Chief Executive Officer and Director